Asia Special Situation Acquisition Corp Signs Letter of Intent to Acquire Clean Coal Company Through Acquisition of Singapore-Based BCBC Singapore Pte Ltd., a Subsidiary of White Energy Corporation

GEORGE TOWN, Cayman Islands, Dec. 17 /PRNewswire-FirstCall/ -- Asia Special Situation Acquisition Corp ("ASSAC") (NYSE: CIO) today announced the signing of a binding letter of Intent with White Energy Company Limited ("WEC") (Australia: WEC) whereby ASSAC has agreed to acquire, through an exchange of shares, WEC's South-East Asian business, BCBC Singapore Pte Ltd ("BCBC Singapore"), an indirect wholly owned subsidiary of WEC. Upon completion of the transaction, it is anticipated that WEC or its affiliate will own 56% of the outstanding ASSAC shares and existing ASSAC shareholders will own the remaining shares.

BCBC Singapore is the exclusive licensee for South-East Asia of clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government, and exclusively licensed to WEC for commercialisation worldwide. The coal technology successfully upgrades low energy coal (sub-bituminous) to high-energy coal (bituminous) through a proprietary patented process of compaction and dehydration. The resulting coal product has a range of environmentally enhanced properties, as well as commercial benefits. Coal is currently the world's largest single source of electricity and global coal demand is expected to grow significantly through 2030, particularly from the fast growing economies of China and India.

ASSAC is a blank check company, formed for the purpose of acquiring operating businesses that are either located in Asia or sell products into the Asian marketplace. ASSAC completed its initial public offering in January 2008, raising $115 million.

Canaccord Capital Corporation and Roth Capital Partners are serving as financial advisors to ASSAC in connection with the transaction with White Energy.

Key Features of the Coal Technology

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The coal upgrading technology converts sub-bituminous coal to bituminous quality coal at less than 10% of the spread between their current US market prices of approximately $12 and $71 a ton, respectively.

•	Results in upgraded coal product that generates approximately 30% more BTUs (similar to bituminous coal in terms of energy output per ton).

•	The more efficient burning results in significantly less greenhouse gas and pollutants, including lower emissions of CO2, SO2, NOx and Hg.

•	Results in less coal dust production and resulting contamination and transportation wear.

•	Over 20% decrease in load volumes thereby materially reducing transportation costs.

•	Preserves the lower sulphur and ash content of sub-bituminous coal thereby preserving a distinctive environmental, performance and marketing advantage over bituminous coal.

•	Results in a more stable coal significantly less susceptible to spontaneous combustion.

Highlights of the transaction include:

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All-stock transaction preserves ASSAC's existing cash for clean coal growth investment to exploit existing coal source agreements and fully completes expansion funding for leading clean coal operations in South-East Asia.

•	Upon completion of the transaction, ASSAC will retain its NYSE Alternext US listing and will change its name to "White Energy South East Asia Corporation (WESEAC)."

•	Capital investment is enhanced by contractual commitments for matching equity contributions of existing joint venture partners who are leading publicly traded Asian companies.

•	White Energy team will manage ASSAC following the transaction and has a proven track record in the coal sector with strong operating, strategic, and transaction experience.

•	Initial transaction consideration of approximately 17.8 million ASSAC shares in exchange for 100% of the share capital of BCBC Singapore values the combined companies at $250 million.

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White Energy to receive performance options enabling it to increase its shareholding in WESEAC up to an additional 10% over time if WESEAC meets defined growth related milestones, including production of over 6 million tons per annum.

•	After the transaction, the initial board of directors of WESEAC to consist of 4 members appointed by White Energy and 2 members appointed by current ASSAC board of directors.

Upon completion of the transaction, the assets of the combined companies will include:

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Exclusive rights to utilize White Energy's unique patent-protected coal upgrading technology in South-East Asia (Indonesia, Vietnam, Philippines and Malaysia), used to generate a more energy efficient, cleaner burning coal; and

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Ownership of 51% equity interest of two joint ventures in Indonesia, both with internationally respected public coal companies, PT Bayan Resource Group and PT Adaro Group, together with $100 billion Japanese trading house, Itochu Corporation; and

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The Tabang Coal Upgrade project (PT Kaltim Supacoal) in partnership with Bayan is scheduled to have an initial capacity to upgrade 1 Million Tons Per Annum (MTPA) of low grade coal to higher grade and more valuable coal in Q1 2009 with the objective of having total production of 5 MTPA by 2011.

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The Adaro Coal Upgrade Project is scheduled for an initial capacity of 1 MTPA and is projected to increase capacity to 5 MTPA by 2012 and eventually to 8 MTPA. Adaro has proven coal resources in Indonesia of approximately 3 billion tons.

•	Equity co-investment agreement with above strategic partners for dollar-for-dollar equity matching investment; and

•	Long term raw coal "feedstock" supply agreements from above partners; and

•	$250 million, 4-year forward sale agreement with PT Bayan Resources for sale of upgraded coal end product.

Cash will be primarily used to expand the further development of ASSAC's 51% interest in PT Kaltim Supacoal and the Adaro Coal Upgrade Project (White Energy's existing joint ventures in Indonesia with Bayan Resources Limited and Adaro Group/Itochu Corporation respectively), and to provide additional working capital. The Indonesia joint ventures are the initial steps of a business plan to use the White Energy coal technology throughout South-East Asia, with a particular initial emphasis on Indonesia. Indonesia has significant reserves of sub-bituminous coal and is located closer to the North Asian and Indian markets than other sources of coal. White Energy has been evaluating additional suitable local strategic joint venture partners to expand operations further and anticipates additional non-dilutive equity-based partnerships similar to existing partnerships described above.

ASSAC's President, Dr. Gary Hirst, said, "During the eleven months since completion of our initial public offering, ASSAC has been actively examining investment opportunities in Asia. We believe that the opportunity to participate with White Energy in the energy thirsty markets of South-East Asia represents the most exciting investment opportunity we have seen."

White Energy's Managing Director, John Atkinson said, "The merger creates an extremely well funded entity capable of building a number of cleaner coal upgrading facilities throughout South East Asia."

Consummation of the transaction between ASSAC and White Energy is subject to certain conditions, including completion of a mutually satisfactory due diligence investigation; negotiation and execution of definitive share exchange and related agreements; obtaining the required ASSAC shareholder approval and otherwise complying with ASSAC's obligations and requirements as a business combination company. It is anticipated that, subject to satisfaction of the above conditions, the transaction will be completed within the next 60-90 days.

About White Energy

White Energy is the exclusive worldwide license holder of the Binderless Coal Briquetting process that upgrades lower rank coal to significantly increase its energy efficiency while reducing greenhouse gas and other pollutant emissions. The process was developed by Commonwealth Scientific Industrial Research Organization in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd. The patented process involves the crushing, drying and briquetting of high moisture coals, resulting in the reduction of the moisture content of the coal and converting the product into a higher energy content, stable product, whilst maintaining the low sulphur, low ash characteristics of the feedstock coal. The advantages of the White Energy process involve creating a higher energy value coal, creating a physically and chemically stable product, significantly enhancing coal transportation efficiencies and creating a higher energy value release. The process has been shown to be cost and operationally superior to competing technologies and represents a first step in building a cleaner coal solution.

White Energy Company Limited has offices in Australia, USA, Indonesia and China. For more information please go to www.whiteenergyco.com.

    For Further Information Call:
    Geoff Holmes
    (917) 699-0312

This press release contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as "may," "should," "plan," "intend," "potential," "continue," "believe," "expect," "predict," "anticipate" and "estimate," the negative of these words or other comparable words. These statements are only predictions. One should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside the control of White Energy or ASSAC, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on current beliefs, assumptions and expectations of our future performance, taking into account information currently available to White Energy and ASSAC. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in "Risk Factors" in the prospectus, not all of which are known to ASSAC. Neither White Energy, ASSAC or any other person assumes responsibility for the accuracy or completeness of these statements. White Energy and, if applicable, ASSAC will update the information in this press release only to the extent required under applicable securities laws. If a change occurs, the business, financial condition, liquidity and results of operations may vary materially from those expressed in the aforementioned forward-looking statements.

SOURCE Asia Special Situation Acquisition Corp